SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                        SPORT-HALEY, INC.
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                        (Name of Issuer)

                   Common Stock, no par value
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                 (Title of Class of Securities)

                            848925103
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                         (CUSIP Number)

                        J. Keith Benedict
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 22, 1999
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     CUSIP NUMBER 848925103

(1)  Name of Reporting Persons.            Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                    5,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                            *
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

* less than one percent (1%)

                     CUSIP NUMBER 848925103

(1)  Name of Reporting Persons           Newcastle Partners, L.P.
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares    (7)  Sole Voting                   5,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive              5,000
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                    5,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                            *
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN


* less than one percent (1%)

                          SCHEDULE 13D
                          -------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Amendment No. 1 to the Statement on Schedule 13D ("Statement") relates to common stock, no par value (the "Common Stock"), of SPORT-HALEY, INC., a Colorado corporation ("Issuer"). The principal executive offices of the Issuer are located at 4600
E. 48th Avenue, Denver, Colorado 80216. This Statement amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons (as defined therein) on September 7, 1999. The Reporting Persons included as Appendix A to their original Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.


ITEM 2.   Identity and Background.
          -----------------------

          NOT AMENDED; except that Item 2(b) is hereby amended to reflect that the principal address of Newcastle, which also serves as its principal office, has changed to 4514 Cole Avenue, Suite 600, Dallas,
          Texas 75205.



ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------


          NOT AMENDED.


ITEM 4.   Purpose of Transaction.
          ----------------------

          NOT AMENDED.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The response to Item 5 is hereby amended and restated to read in its entirety as follows:

          (a)  The following table provides the
               aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on September 30, 1999 (based on 3,854,552 shares of Common Stock outstanding as reported on the Issuer's Form 10-K for the year ended June 30,
               1999).

              Sandera  Newcastle     Total
             --------  ---------    -------
                 0       5,000       5,000

               CONTROLLING PERSONS

               In his capacity as the general partner of Newcastle, Schwarz may be deemed to be the beneficial owner of the Common Stock held by Newcastle pursuant to Rule 13d-3 of the Act, although he disclaims beneficial ownership thereof.

          (b)  REPORTING PERSONS

               Newcastle would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock held by it.

               CONTROLLING PERSONS

               Schwarz, as the general partner of Newcastle, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock held by Newcastle, although he disclaims beneficial ownership thereof.

          (c) Newcastle has sold an aggregate of 6,000 shares of Common Stock on the open market within the last 60 days for aggregate proceeds totaling
               $29,638.37.

          (d)  Not applicable.

          (e)  Effective September 8, 1999, Sandera
               ceased to be the beneficial owner of any Common
               Stock.


ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          -----------------------------------------------------

          Pursuant to that certain Assignment and Assumption Agreement by and between Sandera and Catalyst dated as of September 8, 1999 and attached as Exhibit 1 hereto, Sandera contributed all of its shares of Common Stock to Catalyst in exchange for a limited partnership interest therein.


ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     The response to Item 7 is hereby amended and restated to read in its entirety as follows:

     EXHIBIT             TITLE
     -------             -----
       1       Assignment and Assumption Agreement
               dated as of September 8, 1999 by and between Sandera Partners, L.P. and Catalyst Master Fund,
               L.P.

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  October 4, 1999

                    SANDERA PARTNERS, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:  HW Capital, L.P., its sole shareholder

                                   By:  HW Capital GP, L.L.C.,
                                        its general partner

                                        By:  /s/ CLARK K. HUNT
                                           ----------------------
                                        Name:   Clark K. Hunt
                                        Title:     President


                    NEWCASTLE PARTNERS, L.P.

                    By:  /s/ MARK E. SCHWARZ
                       ------------------------------------------
                         Mark E. Schwarz, its general partner


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           SCHEDULE A
                           ----------

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Partners, L.P.



                                            Present       Position
                                           Principal        with
 Name and Citizenship                      Occupation     Reporting
          or               Business            or         ---------
 Place of Organization      Address        Employment      Person
----------------------     --------       -----------      ------

Clark K. Hunt           1601 Elm Street  Investment      President
                        Suite 4000       Advisor
                        Dallas, Texas
                        75201

Barrett Wissman         1601 Elm Street  Investment      Vice
                        Suite 4000       Advisor         President
                        Dallas, Texas
                        75201


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